

November 24, 2010

Jason Altieri
General Counsel
LendingClub Corporation
370 Convention Way
Redwood City, CA 94063

> **Re:** **LendingClub Corporation**
> **Post-effective amendment No. 9 to Form S-1**
> **Filed October 26, 2010**
> **File No. 333-151827**

Dear Mr. Altieri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 9 to Registration Statement on Form S-l, filed October 26, 2010

General

1. The manner in which the portfolio plans are marketed and operated raise the question as to whether the plans are a separate security and, if so, whether they are being offered and sold in compliance with Section 5.

   Accordingly, provide us with your plan to address the issues with the manner in which LendingClub structures, markets and presents the portfolio plans on your website. Alternatively, provide an in-depth factual and legal analysis supporting your conclusion that the portfolio plans do not represent the unregistered offer and sale of securities, and that the plans meet the requirements of the Securities Act and its regulations in making offers for the underlying Notes.

2. Provide us with a detailed description of how the PRIME account operates, including copies of all screenshots, written materials, agreements provided to investors and scripts or other instructions given to Lending Club employees who service these accounts.

3. Provide the staff with a detailed legal analysis supporting how you have determined that the steps required in order for the "secured conditions" would result in LendingClub having a perfected security interest in any physical asset under the laws of the states where you intend to offer this product. Also, please provide the staff with your analysis supporting referring to the notes with "secured conditions" as "secured notes."

4. Provide us with a detailed description regarding the information that will be provided in the prospectus, and on the loan listing on your website, for loans with "secured conditions" underlying the listed notes.

   Provide us with your detailed legal analysis explaining how you determined that the information you propose to provide the investors in your notes represents all material information required by the 1933 Act in order to permit the investors to make informed investment decisions regarding those notes.

5. Please tell us regarding any contracts or agreements that LendingClub has entered into to handle the repossession of vehicles under your "secured conditions." If you have not begun contracting for these services, please make revision to the document throughout.

6. Please tell us regarding any contractual obligation that LendingClub has to the note holder to pursue collection or repossession for any collateral provided under the "secured condition" program.

7. Please provide the staff with the factual basis supporting the "assumed" default rates referenced in your loan pricing information beginning on page 47. In particular, please provide the staff with data regarding actual default rates, by month and loan grade, since you commenced registered sales.

8. Our colleagues in the Division of Investment Management have asked us to remind you that they are considering your response to their comments on your need to comply with the Investment Company and Investment Advisor Acts of 1940.

9. Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.2. Please provide an updated consent from your independent accountants in your next post-effective amendment.

Prospectus Summary, page 1

10. Revise your description of the "secured conditions" in this section and in the Questions and Answers section that follows to clarify that the requirement that the loan to value of

no more than 120% means that the value of any assets that are included under this program could be worth substantially less than the value of the note. Make conforming changes to your revised disclosure in your Risks Factors section.

11. Please revise this section to include a separate sub-heading that summarizes the key points of the "Secured Conditions." We may have additional comments on this subsection.

The Offering, page 3

12. Please indicate in the "Security Interest" section whether investors will receive a pro rate portion of the on-time penalty fee if a borrower fails to satisfy the Secured Conditions. Please ensure that your disclosure on this fact is consistent throughout your entire Registration Statement.

Questions and Answers, page 7

13. Please revise your fourth Q/A to indicate that your investors must satisfy your financial suitability requirements in order to qualify as investors.

14. Revise the fifth Q/A to indicate that if a borrower member satisfies the Secured Conditions, the Note is still not secured by any collateral.

15. Your Answer to the Question, "Are the member loans secured by any collateral" should provide an answer that describes how investors can determine if a loan is "secured," not whether a loan "can become secured."

16. In the second question and answer on page 11, you discuss the impact of your bankruptcy on the notes. Revise this section to clarify that the backup servicer will not be able to make payments on the notes if the underlying loans are determined to be part of LendingClub's bankruptcy estate.

17. Please update the second Q/A on page 13, "Will I be able to sell my Notes?" to include disclosure of the results to date of your Note Trading Platform.

18. Please indicate in the answer to the Q/A "Are there any risks associated with an investment in the Notes?" on page 13 that the limited information an investor has may be unverified and/or inaccurate.

19. Please be consistent in your description of what you will allow to be used as collateral throughout the document as it is often unclear that you will only allow certain items to be used as collateral and that the loan proceeds must be used to purchase the collateralized item.

    Please move the Q/A on page 16 "Can an eligible borrower pledge any type of collateral for a secured loan?" to the beginning of the Borrower Member Security Interest Program Q/A section and include a Q/A regarding the requirement that the proceeds of the loan be used to purchase the collateralized asset.

20. Please add a Q/A that discusses the process, costs and difficulty that a borrower may have when seeking to satisfy the Secured Conditions.

21. We believe that the answer on page 15 to the Question "What happens if the borrower member…" should read that the "borrower will *not* receive the loan modifier." Please correct this response.

Risk Factors

22. Please update your Risk factors to include information through the period ended September 30, 2010. Several of your Risk factor refer to your "new business" and while your portfolio could not be classified as seasoned, you do have a period of operating history that can provide updated disclosure through your Risk factor section. We particularly note, the third Risk factor on page 17, the last Risk factor on page 19, the first full Risk factor on page 20 and the first full Risk factor on page 21 and the risk factors discussed in the section beginning on page 25.

While we believe that a secured loan will have a lower…, page 19

23. Provide the staff with your factual basis supporting the belief mentioned in the subheading of this risk factor, or remove it from the subheading.

About the Loan Platform, page 35

24. Revise this section to provide, in considerable detail, the requirement that must be met in order to participate in your "secured conditions" program. In particular, please describe what "qualified collateral" referred to in the forepart of the prospectus, beginning on page 1. Also, please discuss your verification program for verifying that vehicles represented by the titles provided by borrowers trying to satisfy "secured conditions."

25. Please provide disclosure related to the following open items related to your secured loan program:
    a. how you will work with the borrower member in order to perfect your security interest in the vehicle they purchase with their loan proceeds,
    b. if you do intend to work with the member borrower, please explain how you will confirm that a security interest has been perfected,
    c. how do you verify that the borrower member is buying the collateral with their loan proceeds,
    d. if a borrower member's interest rate is decreased after it has made payments at a higher rate, is the borrower's lowered rate retroactive to the beginning of the loan, and
    e. how does the adjustment of a borrower's interest rate mid-loan impact an investor's rate of return?

Identity Fraud Reimbursement, page 57

26. This section indicates that you have had twenty cases of "confirmed" identity theft. Please identify the number of claims of identity theft that have been claimed but not confirmed. Also, the disclosure in this section indicates that you have had twenty confirmed cases, and that you have reimbursed investors in "nineteen member loans." Please explain to us this apparent discrepancy in the numbers, with a view towards revising this section.

Technology, page 79

27. Please file your backup and successor servicing agreement with Portfolio Financial Servicing Company as an exhibit to your Registration Statement. We may have additional comments.

www.lendingclub.com

28. The prospectus includes a significant amount of disclosure regarding the structure of your note program and the risks that investors face when investing in the program. Please provide your analysis supporting your conclusion that the disclosure on your website is consistent with the disclosure included in the prospectus.

29. Provide your analysis supporting your conclusion that comparing the rate of return from a bank CD product compared to the rate of return on a LendingClub note provides the investor with an adequate comparison of the risks and returns associated with investing in either vehicle.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Senior Attorney

CC: Via Fax: (650) 482-5206
Jason Altieri, General Counsel
LendingClub Corporation
370 Convention Way
Redwood City, CA 94063
Phone: (650) 482-5232